UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33118

ORBCOMM Inc.

(Exact name of registrant as specified in its charter)

395 W. Passaic Street

Rochelle Park, New Jersey 07662

(201) 363-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, ORBCOMM Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 13, 2021	ORBCOMM INC.

	By:	/s/ Christian Le Brun
	Name:	Christian Le Bun
	Title:	Executive Vice President, Chief Legal and Human Resources Officer

*

On September 1, 2021, GI DI Orion Merger Sub Inc, a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of GI DI Orion Acquisition Inc, a Delaware corporation (“Parent”), completed its merger (the “Merger”) with and into ORBCOMM Inc. (the “Registrant”), pursuant to the terms of the Agreement and Plan of Merger, dated as of April 7, 2021, by and among Parent, Merger Sub and the Registrant. The Registrant was the surviving corporation in the Merger and, as a result, is now a wholly owned subsidiary of Parent.